Exhibit 99.1

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 874 102 327,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total launches a new capital increase
reserved for employees in 120 countries
Paris, March 14, 2011 — Following the decision by the Board of Directors of Total S.A. on October 28, 2010 to carry out a capital increase reserved for employees, the Chairman and Chief Executive Officer, Christophe de Margerie, acting on behalf of the Board, has set the subscription period and price on March, 14th.
The subscription period will begin on March 16
and end on April 1, 2011, inclusive
The subscription price has been set at €34.80 per share
The subscription price corresponds to the average of Total’s closing market share price on Euronext Paris during the last 20 trading days less a 20% discount, rounded off to the highest tenth of a euro.
This capital increase is open to over 100,000 employees and retirees in 120 countries, all of Total’s host countries where the operation is possible taking into account local legal and administrative obligations.
Total has a long-standing policy of promoting employee shareholding. By regularly organizing capital increases reserved for employees, the Group offers them the opportunity to acquire Total shares at a discount.
In 2010, over 100,000 employees in 124 countries also received rights to 25 free shares each.
For Christophe de Margerie, “Being both an employee and a shareholder of TOTAL means having a better understanding of our Group’s strategy and its economic challenges. It also means participating in the Group’s major decisions. The Group regularly organizes capital increases reserved for its employees. This approach, which is recurrent and consistent with Total’s history, reflects not only our desire to associate employees even more closely with the Group’s performance, but also our goal to be a solid Group, gathered around a shared vision of our strategy.”
As of December 31, 2010, Group employees held 4% of TOTAL S.A.’s capital*.

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax : + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Sonia CERQUEIRA
Tel.: +33 (0) 1 47 44 47 05
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Hortense OURY
Tel.: + 33 (0) 1 47 44 23 34
Ava PEREZ
Tel.: + 33 (0) 1 47 44 64 65
Florent SEGURA
Tel.: + 33 (0) 1 47 44 31 38
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Frédéric TEXIER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 874 102 327,50 euros
542 051 180 R.C.S. Nanterre
www.total.com

Main terms of the 2011 capital increase
This capital increase will be open to:
è Employees who have been on the payroll for more than three months on the last day of the subscription period in one of the companies in which more than 50% of the voting rights are held directly or indirectly by TOTAL S.A. and who belong to the Group Shareholder Savings Plan (PEG-A).
è Early retirees and retirees who still hold assets in a company savings plan (PEE) or a Group Savings Plan (PEG) and who, at the time they retired or took early retirement, were employees of a company in which more than 50% of the voting rights were held directly or indirectly by TOTAL S.A.
è Employees of companies in which more than 50% of the voting rights are held directly or indirectly by Total S.A. who will retire or take early retirement during the subscription period.
A maximum of 12 million Total shares will be offered to employees and retirees.
The shares created (with dividend rights as of January 1, 2010) will be entitled to the interim dividend of €1.14, to be paid as soon as the shares are created, as well as the balance of the dividend to be paid following the Shareholders’ Meeting scheduled for May 2011.
Assets subscribed through this 2011 capital increase will become available five years after the end of the subscription period, except in cases of early release.
* Based on the definition of employee shareholding contained in Article L.225-102 of the French Commercial Code.
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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 93,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com